Exhibit 99.1

HUDBAY MINERALS INC.
(the “Company”)

CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

This Code of Business Conduct and Ethics (“Code”) sets out basic principles to guide all directors, officers and employees of the Company or any of its subsidiaries or affiliates1 (collectively, the “HB Group”) and all other persons acting on behalf of the HB Group (collectively, with the directors, officers and employees of the HB Group, “HB Personnel”) in the ethical conduct of business.  All HB Personnel must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. If a law conflicts with a policy in this Code, HB Personnel must comply with the law.

HB Personnel who violate the standards in this Code will be subject to disciplinary action, which could include the termination of their employment or other relationship with the HB Group.  If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described below under “Compliance Procedures”.

PURPOSE

The purpose of the Code is to:

•                  Promote honest and ethical conduct of all HB Personnel and promote the HB Group’s longstanding culture of honesty and accountability;

•                  Promote avoidance of conflicts of interest between personal interests of HB Personnel and professional interests of the HB Group, and provide guidance in the ethical handling of actual or apparent conflicts of interest;

•                  Promote full, fair, accurate, timely and understandable disclosure in the HB Group’s documents submitted to or filed with securities regulators, and in its other public communications;

•                  Ensure compliance with applicable laws, rules and regulations;

•                  Promote the prompt internal reporting to an appropriate person of violations of this Code, including, through the use of the HB Group’s confidential ‘whistleblower’ service.

1                                           A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).  A company is an affiliate of another company if either one of them is the subsidiary of the other company or if both are subsidiaries of the same company or if each of them is controlled by the same person or company.

As in effect April 2013

LEGAL COMPLIANCE

Compliance with Laws, Rules and Regulations (including Insider Trading Laws and Timely Disclosure)

HB Personnel are expected to comply in good faith at all times with all applicable laws, rules and regulations and behave in an ethical manner.

HB Personnel are required to comply with the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy and all other policies and procedures applicable to them that are adopted by the Company from time to time.

HB Personnel must cooperate fully with Company officers in the preparation of documents to be filed with the securities regulatory authorities and all other publicly disclosed materials to ensure those persons are aware in a timely manner of all information that is required to be disclosed. HB Personnel should also cooperate fully with the independent auditors in their audits and in assisting in the preparation of financial disclosure.

THIRD PARTY RELATIONSHIPS

Conflict of Interest

HB Personnel are required to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and the interests of the HB Group.

“Conflicts of interest” arise where an individual’s private interests interfere in any way with the interests of the HB Group.  A conflict of interest can arise when HB Personnel take actions or have interests that may interfere with the performance of their work for the HB Group objectively, giving priority to the HB Group’s professional interests over their personal interests, or interests of a third party.  HB Personnel shall perform the responsibilities of their positions on the basis of what is in the best interests of the HB Group, free from the influence of personal considerations and third party relationships.

Conflicts of interest may not always be clear-cut.  If you have a question, you should consult with your supervisor, department head, or the Head of the Legal group.  Any HB Personnel who become aware of a conflict or potential conflict should bring it to the attention of their supervisor, department head or Head of the Legal group and consult the procedures described below under “Compliance Procedures”.

Gifts, Entertainment and Hospitality

Business gifts and entertainment are customary courtesies designed to build goodwill and constructive relationships among business partners.  However, a problem may arise when these courtesies compromise, or appear to compromise, the HB Group’s ability to make fair and objective business decisions or to gain an unfair advantage.

HB Personnel or their immediate families shall not use their position with the HB Group to solicit any cash, gifts or free services from any HB Group customer, supplier or contractor for

As in effect April 2013

their or their immediate family’s or friend’s personal benefit. Gifts or entertainment from others should not be accepted if they could be reasonably considered to be extravagant for the employee, officer or director who receives it, or otherwise improperly influence the HB Group’s business relationship with or create an obligation to a customer, supplier or contractor. In no circumstance will it be acceptable for HB Personnel to accept a cash gift, regardless of the amount.

Similarly, no HB Personnel should ever offer, give or provide any gift, entertainment or hospitality unless it is not a cash gift, is consistent with customary business practices, is not excessive in value, cannot be construed as a bribe or payoff, and does not violate any applicable laws.  Strict rules apply when the HB Group does business with governmental agencies and officials, as discussed in more detail below.

In general, nominal gifts such as pens, caps, shirts and mugs are acceptable.  Invitations to social, cultural or sporting events may be accepted if the cost is reasonable and your attendance serves a customary business purpose such as networking.  More extravagant or costly invitations should only be accepted in consultation with your manager, and when in doubt, the Company’s Legal Department.

Payments to Government Personnel

All HB Personnel must comply with all laws prohibiting improper payments to government officials, including the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) and the Foreign Corrupt Practices Act (US) (the “FCPA”).  These Acts prohibit, among other things, offering, promising or giving (or authorizing any of those activities) anything of value, directly or indirectly, to a foreign government official, official of a political party or political candidate, or to any official of any public international organization to influence any of their acts or decisions or to obtain or retain business or secure any other improper advantage.

Similarly, other governments have laws regarding business gifts that may be accepted by government personnel.  The promise, offer or delivery to an official or employee of various governments of a gift, favour or other gratuity in violation of these laws would not only violate Company policy but could also be a criminal offense.  It is important for HB Personnel to consult with the Company’s Legal Department whenever they believe they may be embarking on conduct that may raise potential issues under applicable anti-corruption laws.

Penalties for violations of the FCPA are severe and may include fines against an individual of up to US$250,000 for each violation and fines against the Company of up to US$2 million.  The financial consequences of an FCPA violation can escalate significantly through ‘disgorgement of profits’ and other penalty enhancers.

In the event that payments are made to third parties on behalf of governmental entities for legitimate purposes, HB Personnel should closely monitor such payments for fair valuation of the payments compared to the goods or services being provided to reduce the risk of kickbacks from the third-party suppliers to the applicable governmental personnel.  HB Personnel should ensure that any such payments are properly recorded in the applicable business entity’s books and records, including documentation of the specific deliverables received.  HB Personnel may not make or authorize cash or cash equivalent (e.g., check) reimbursements or payments of any

As in effect April 2013

kind to individual government officials without prior written authorization from the Company’s Legal Department.

There are narrow exceptions to the provisions of the FCPA.  Because the legality of payments to government officials in particular situations is hard to determine, HB Personnel must consult with the Company’s Legal Department before making any such payments to avoid potential liability or even the appearance of impropriety.

Government Relations; Influencing Testimony

HB Personnel may participate in the political process as private citizens. HB Personnel may not work on behalf of a candidate’s campaign while at work or use the HB Group’s facilities for that purpose.  It is important to separate personal political activity from the HB Group’s interests, in order to comply with applicable laws relating to lobbying or attempting to influence government officials.

In addition, HB Personnel are strictly prohibited from attempting to influence any person’s testimony in any manner whatsoever in courts of justice or any administrative tribunals or other government bodies.

Directorship

HB Personnel shall not act as directors or officers of any other corporate entity or organization, public or private, without the prior written approval of the Chief Executive Officer.  Directorships or officerships with such entities will not be authorized if they are considered to be contrary to the interest of the HB Group.  HB Personnel may, however, act as directors or officers of charitable organizations whose purposes do not conflict with the HB Group’s interests, and such directorship/officership will not otherwise interfere with the due performance of the their work.

INFORMATION AND RECORDS

Confidential and Proprietary Information and Trade Secrets

HB Personnel may be exposed to certain information that is considered confidential by the HB Group or entrusted to the HB Group by persons with whom the HB Group does business. HB Personnel shall not disclose such confidential information to persons outside the HB Group, including family members, and should share it only with other HB Personnel who have a “need to know” unless the disclosure is specifically authorized by the Chief Executive Officer or Head of the Legal group.

Financial Reporting and Records

The HB Group requires honest and accurate recording and reporting of information to make responsible business decisions.  The HB Group’s accounting records are relied upon to produce reports for our management, directors, shareholders, governmental agencies and persons with whom the HB Group does business.  All of the HB Group’s financial statements and the books, records and accounts on which they are based must appropriately reflect the HB Group’s activities and conform to applicable legal and accounting requirements and to the HB Group’s

As in effect April 2013

system of internal controls.  Unrecorded or “off the books” funds or assets should not be maintained unless required by applicable law or regulation.

The U.S. FCPA’s accounting and internal-controls (“books-and-records”) provisions, which require accurate and transparent accounting records and internal accounting controls sufficient to prevent improper payments, apply to the Company and to other companies in which the Company may be considered to have a controlling interest.  These accounting, transparency, and internal-controls requirements are viewed by FCPA enforcers as bases for strict liability for any improper payment regardless of whether any knowledge of impropriety can be established regarding the Company.

Accordingly, companies within the HB Group must implement internal accounting controls based upon sound accounting principles and maintain and provide to the Company, upon request, accurate documentation regarding all transactions.

All HB Personnel have a responsibility, within the scope of their positions, to ensure that the HB Group’s accounting records do not contain any false or intentionally misleading entries.  The HB Group does not permit intentional misclassification of transactions as to accounts, departments or accounting records.  All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper accounts and in the proper accounting period.

Business records and communications often become public through legal or regulatory proceedings or the media.  HB Personnel should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations that can be misunderstood.  This requirement applies equally to communications of all kinds, including internal and external e-mail, informal notes, internal memos, and formal reports.

Record Retention

The HB Group maintains all records in accordance with laws, rules and regulations regarding retention of business records.  The HB Group prohibits the unauthorized destruction of or tampering with any records, whether written or in electronic form, where the HB Group is required by laws, rules or regulations to maintain such records or where it has reason to know of a threatened or pending government investigation or litigation relating to such records.

COMPANY ASSETS

Use of Company Property

All HB Personnel should endeavor to protect the HB Group’s assets and ensure their efficient use.  The HB Group’s assets (such as funds, products or proprietary information) may be used only for legitimate business purposes.  Theft, carelessness, and waste have a direct impact on the HB Group’s profitability.  Any suspected incident of fraud or theft should be reported immediately to your department head or the head of the Legal group for investigation.  Any employee theft or fraud will result in immediate termination of the responsible employee. In such circumstances, management reserves the right to seek criminal prosecution or pursue civil charges where appropriate based on the nature of the offending behavior.

As in effect April 2013

Information Technology

The HB Group’s information technology systems, including computers, e-mail, intranet and internet access, telephones and voice mail are the property of the HB Group and are to be used primarily for business purposes in compliance with the Company’s Information Technology Policy.

Electronic documents and messages (including voice-mail, e-mail and SMS) sent, received, created or modified by HB Personnel are considered HB Group property and HB Personnel should recognize that they are not “personal” or “private”.  Unless prohibited by law, the Company reserves the right to access and disclose (both internally and externally) electronic documents and messages, as well as, to specify, configure and restrict its electronic systems as necessary for its business purposes.  HB Personnel should use good judgment and not access, send messages or store any information that they would not want to be seen or heard by others.

WORKPLACE

A Nondiscriminatory and Harassment-Free Workplace

The HB Group fosters a work environment in which all individuals are treated with respect and dignity.  The HB Group is an equal opportunity employer and does not discriminate against HB Personnel or potential employees, officers or directors on the basis of race, color, religion, sex, national origin, age, sexual orientation or disability or any other category protected by applicable laws. The HB Group is committed to actions and policies to assure fair employment and will not tolerate discrimination by HB Personnel.

The HB Group will not tolerate harassment of HB Personnel, customers or suppliers in any form.

Sexual Harassment

Sexual harassment is illegal and all HB Personnel are prohibited from engaging in any form of sexually harassing behavior.  Sexual harassment means unwelcome sexual conduct, either visual, verbal or physical, and may include, but is not limited to, unwanted sexual advances; unwanted touching and suggestive touching, language of a sexual nature, telling sexual jokes, innuendoes, suggestions, suggestive looks and displaying sexually suggestive visual materials.

Substance Abuse

The HB Group is committed to maintaining a safe and healthy work environment free of substance abuse.  HB Personnel are expected to perform their responsibilities in a professional manner and, to the degree that job performance or judgment may be hindered, be free from the effects of drugs and/or alcohol.

Workplace Violence

The workplace must be free from violent behavior. Threatening, intimidating or aggressive behavior, as well as bullying, subjecting to ridicule or other similar behavior toward fellow employees or others in the workplace will not be tolerated.

As in effect April 2013

Employment of Family Members

Employment of more than one family member at an HB Group office or other premises is permissible provided that the hiring of a family member must be approved by the head of the applicable business unit or the Chief Operating Officer. The employment of a family member or any other personal relationship between HB Personnel must not create a situation where there is preferential treatment or that might improperly influence sound, objective business decisions in compliance with applicable Company policies and internal controls. For purposes of this paragraph, “family member” means an individual’s spouse, parent, child, sibling, mother- or father-in-law, brother- or sister-in-law and anyone who shares the individual’s home.

Health and Safety

The HB Group is committed to providing a healthy and safe workplace in compliance with applicable laws.  HB Personnel must be aware of the safety issues and policies that affect their job, other HB Personnel and the community in general.

WAIVERS OF THE CODE

Any waiver of this Code for directors or members of senior management (Vice President and above) may be made only by the Board of Directors (or a committee of the Board of Directors to whom that authority has been delegated) and will be disclosed promptly2 if required by law or stock exchange regulation, including the filing of a material change report describing the date of waiver, the parties involved, the reasons of the Board of Directors for approving the waiver or not sanctioning the respective departure and any measures taken by the Board of Directors to address the situation.  Waivers for other HB Personnel may be provided by the Chief Executive Officer.

REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

HB Personnel are encouraged to talk to their supervisors, department head or other appropriate personnel about observed illegal or unethical behavior and about the best course of action in a particular situation.  It is the policy of the HB Group not to allow retaliation for reports of misconduct by others made in good faith.  It is, at the same time, unacceptable to file a report knowing that it is false.  All HB Personnel are expected to cooperate in internal investigations of misconduct.

Procedures for the confidential and anonymous reporting of complaints concerning accounting, internal accounting control and auditing matters are provided in the Company’s Whistleblower Policy.

2  The Canadian Securities Administrators consider that conduct of directors or executive officers that constitutes a material departure from the Code, whether or not sanctioned by the Board of Directors, will likely constitute a “material change” (which would require the Company to issue a press release forthwith and to file a material change report within ten days of the change).

As in effect April 2013

COMPLIANCE PROCEDURES

HB Personnel must endeavour to ensure prompt and consistent action against violations of this Code.  If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described below:

•                                          Make sure you have all the facts.  In order to reach the right solutions, we must be as fully informed as possible.

•                                          Ask yourself: What specifically am I being asked to do and does it seem unethical or improper?  Use your judgment and common sense - if something seems unethical or improper, it probably is.

•                                          Discuss the problem with your supervisor, department head or Head of the Legal group.

•                                          You may report ethical violations in confidence and without fear of retaliation.  If your situation requires that your identity be kept secret, your anonymity will be protected.  The HB Group does not permit retaliation of any kind against employees for good faith reports of ethical violations.

•                                          Always ask first, act later:  If you are unsure of what to do in any situation, seek guidance before you act.

APPLICABLE LAW

The provisions of this Code of Business Conduct and Ethics will be modified, as and to the extent necessary, to comply with applicable laws, regulations or policies imposed by the various jurisdictions in which the HB Group and HB Personnel operate.

As in effect April 2013